SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐     No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .)

SIGNATURES

News Release

CNH Dealer University Established to Deliver Online Education and Training for Dealer Personnel Worldwide

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

LAKE FOREST, IL (January 15, 2003) — CNH Global N.V. (NYSE:CNH), a premiere manufacturer of agricultural and construction equipment, has partnered with two leading companies that specialize in Internet-based learning to establish the CNH Dealer University, a self-directed system to help dealer personnel around the world improve their business acumen and product knowledge.

The CNH Dealer University allows individual dealer employees 24 hour access to courses through the CNH Dealer Portal on the Internet. Currently the system is being rolled-out to dealers across both the agricultural and construction equipment businesses in North America. European, Latin American and Australian dealers will join the system during 2003.

“The CNH Dealer University is another example of our long-term commitment to our dealers and their customers around the world,” said Paolo Monferino, CNH chief executive officer. “This educational opportunity represents a significant investment by CNH to enhance the competitive strength of all our dealer networks and, ultimately, to deliver more value to our customers. CNH recognizes that it is increasingly difficult to compete in today’s constantly evolving business world. Therefore, CNH embraces a continuous improvement business strategy to succeed in this highly competitive environment.

“One component of that strategy must be a commitment to providing ongoing education. That education must be offered through a flexible system that accommodates the busy professional and personal schedules that people maintain today,” Monferino continued. “The CNH Dealer University is such a system. We believe that the level of training and education offered through the CNH Dealer University gives our dealers a leading-edge tool to measurably improve the business skills of their valued employees, thereby enhancing the profitability of the dealership.”

CNH founded its Dealer University by partnering with two leaders in the development of Internet-based employee learning programs: Docent Inc., based in Mountain View, Calif., and SkillSoft Corp., headquartered in Nashua, N.H.

CNH retained Docent (NASDAQ: DCNT) to create a learning management system for the CNH Dealer University. The system includes enrollment and registration features, access to self-directed, on-line courses and administrative functions that allow a dealer to manage individual employee lesson plans, administer tests, record test scores and track the training history of each employee.

•	CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com

SkillSoft developed the specific courses, which focus on improving professional selling skills, upgrading knowledge of personal computers, and strengthening leadership and management abilities. More than 25 courses currently are offered.

Dealer employees can register on-line for service, parts and product sales training that is specific to the various CNH brands. The CNH Dealer University is designed to complement face-to-face learning seminars and workshops that dealer employees will continue to attend, and not to replace traditional learning activities. The program provides dealers a thorough record of learning activities in which individual employees participated.

“The CNH Dealer University is another example of CNH’s commitment to continuous improvement and ongoing education for its dealer network in order to increase revenues and provide exceptional customer service,” said R. Andrew Eckert, president and chief executive officer of Docent. “Docent shares that vision, and we are pleased to have been selected by CNH on the basis of our experience in delivering customized training solutions to the manufacturing industry.”

“We’re pleased to help CNH with this important project,” said Jerry Nine, executive vice president of worldwide sales and marketing for SkillSoft. “The cost and time efficiencies of e-learning become greatly amplified for global training initiatives such as the CNH Dealer University.”

###

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2001 were over $9.7 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland and O&K brands.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By: /S/ Darlene M. Roback Darlene M. Roback Assistant Secretary

January 16, 2003